CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

82-4507

3 April 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 March 2002 till 31 March 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-mar.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Change of Directors and Audit Committee Members"	1 March 2002	SESTL Listing Manual
Change in company holding structure of Shinjuku Square Tower Tokutei Mokuteki Kaisha, owner of 11 floors of Shinjuku Square Tower, Tokyo.	8 March 2002	SESTL Listing Manual
Response to SGX's query regarding article in Business Times dated 9 March 2002 – "No Share Placement to Dilute ST's Stake: CapitaLand"	11 March 2002	SESTL Listing Manual
Notice of books closure and dividend payment date	13 March 2002	SESTL Listing Manual
Notice of Annual General Meeting	13 March 2002	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Increase of Equity in SN Resources, Inc. and SQ Resources, Inc."	15 March 2002	For Public Relations Purposes
Deregistration of Lavish Strata Sdn Bhd	15 March 2002	SESTL Listing Manual
Press Release by Raffles International Limited – "Raffles Renames Four Landmark Hotels"	18 March 2002	For Public Relations Purposes
Proposed Issue of Convertible Bonds	20 March 2002	SESTL Listing Manual
Convertible Bonds Due 2007	21 March 2002	SESTL Listing Manual
Press Release by Raffles International Limited – "Raffles International Clinches Twin Turkish Deals"	22 March 2002	For Public Relations Purposes

/s/sec/adr/adr(82-4507)-Mar.doc
2 Apr 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CHANGE OF DIRECTORS AND AUDIT COMMITTEE MEMBERS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott") today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
1 March 2002

s: ses/sgx-annc/ascott/changedir&ACM.doc
1March2002
JLMS/tln

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

CHANGE OF DIRECTORS AND AUDIT COMMITTEE MEMBERS

The Board of Directors of the Company wishes to announce the following changes to the Board and the Audit Committee with effect from 1 March 2002:-

1. The resignation of Mr. Ang Ah Lay as Director and Audit Committee Member;

2. The appointment of Mr. David Hamilton Schaefer as Director; and

3. The appointment of Mr. Lim Jit Poh as a Member of the Audit Committee.

With the change, the composition of the Audit Committee is as follow :-

1. Mr. Richard E Hale - Chairman
2. Mr. S Chandra Das
3. Mr. Lim Jit Poh

By order of the Board
Chia Lee Meng
Company Secretary
1 March 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

Change in Company Holding Structure of Shinjuku Square Tower Tokutei Mokuteki Kaisha, owner of 11 floors of Shinjuku Square Tower, Tokyo

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that there has been a change in the company holding structure of Shinjuku Square Tower Tokutei Mokuteki Kaisha ("SST TMK"), the owner of 11 floors of Shinjuku Square Tower in Tokyo, Japan ("the Property").

The restructuring of the company holding has been undertaken in conjunction with a proposed bond issue to refinance investment in the Property. Under this new arrangement, SST TMK is now held by a new Singapore company, Shinjuku Square Tower Investment Pte Ltd ("SSTI"), which in turn is held by a Cayman Islands company, SST Holdings Inc ("SSTH").

Before the restructuring, SST TMK's capital had been shared equally by the Company's indirect wholly-owned subsidiary, CapitaLand Commercial Japan Pte Ltd ("CCJ") and NTUC Income Insurance Cooperative Limited ("Income"). In this regard, CCJ had held 50% of the capital in SST TMK, comprising one ordinary share of par value ¥50,000 each and 36,000 preference shares of par value ¥50,000 each while Income had held the remaining 50% of the capital in SST TMK.

The details of the restructuring of SST TMK were as follows : -

a) Two issued ordinary shares in the capital of SST TMK were transferred to SSTI, and a further 71,998 ordinary shares in the capital of SST TMK were issued to SSTI.
b) At the same time, SST TMK redeemed all of its issued preference shares previously held by CCJ and Income. All of the issued ordinary shares of SSTI are held by SSTH. CCJ and Income each hold 36,000 preference shares of par value ¥100 each in SSTI. All of the issued ordinary shares of SSTH are held for the benefit of a charitable trust. CCJ and Income each hold 1 preference share of par value S$1 each in SSTH.

As a result of the restructuring, SSTI and SSTH have effectively become associated companies of the Company. SST TMK effectively remains as an associated company of the Company.

By Order of the Board

Lim Mei Yi
Company Secretary
8 March 2002

s:sgx-annc/shares/Shinjuku.restructuring-mar02.doc

RESPONSE TO SGX QUERY REGARDING ARTICLE IN BUSINESS TIMES DATED 9 MARCH 2002 – "NO SHARE PLACEMENT TO DILUTE ST'S STAKE: CAPITALAND"

With reference to the abovementioned article, CapitaLand Limited wishes to reiterate that it is not aware of our major shareholder, Singapore Technologies Pte Ltd, currently undertaking such an exercise. Neither is CapitaLand Limited currently contemplating a share placement exercise.

Submitted by Lim Mei Yi, Company Secretary on 11/03/2002 to the SGX

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Members of the Company will be closed from 14 May 2002 to 16 May 2002 (both dates inclusive) for the purposes of determining shareholders' entitlements to the proposed first and final dividend of 3% (S$0.03) per share, less 24.5% income tax, subject to the approval of shareholders at the forthcoming Annual General Meeting, proposed to be held on 2 May 2002.

Duly completed and stamped transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 13 May 2002 will be registered to determine shareholders' entitlements to the proposed dividend.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 13 May 2002 will be entitled to the proposed dividend.

The proposed dividend, if approved at the Annual General Meeting, will be paid on 31 May 2002.

By Order of the Board

Lim Mei Yi
Company Secretary
13 March 2002

Submitted by Lim Mei Yi, Company Secretary on 13/03/2002 to the SGX

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at the STI, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Thursday, 2 May 2002 at 3.00 p.m. to transact the following business:

As Ordinary Business

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2001 and the Auditors' Report thereon.

2 To declare a first and final dividend on ordinary shares of S$0.03 per S$1.00 ordinary share less Singapore income tax at 24.5% for the year ended 31 December 2001.

3 To approve the sum of S$850,998 as Directors' fees for the year ended 31 December 2001 (2000: S$761,360).

4 To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 95 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election:
(i) Sir Alan Cockshaw
(ii) Mr Hsieh Fu Hua
(iii) Mr Lim Chin Beng

5 To re-elect Mr Peter Seah Lim Huat, a Director, who will retire pursuant to Article 101 of the Articles of Association of the Company.

6 To consider and, if thought fit, to pass the following resolution:
"That pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Hsuan Owyang be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company."

7 To re-appoint Messrs KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

8 To transact such other ordinary business as may be transacted at an Annual General Meeting of the Company.

As Special Business

9 To consider and, if thought fit, to pass with or without modifications, the following resolutions which will be proposed as Ordinary Resolutions:

9A That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed fifty per cent. (50%) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company does not exceed twenty per cent. (20%) of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9B That approval be and is hereby given to the Directors to:

(a) offer and grant options in accordance with the provisions of the CapitaLand Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the CapitaLand Performance Share Plan ("Performance Share Plan") and/or the CapitaLand Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares in the Company as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.

By Order of the Board

Lim Mei Yi
Company Secretary

Singapore
13 March 2002

Notes:

A member entitled to attend and vote at the meeting may appoint not more than two proxies to attend and vote in his stead. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 168 Robinson Road #30-01, Capital Tower, Singapore 068912 not less than 48 hours before the time appointed for holding the meeting.

Additional information relating to the Notice of Annual General Meeting:

Resolution No. 9A is to empower the Directors to issue shares in the Company up to an amount not exceeding in total fifty per cent. (50%) of the issued share capital of the Company for the time being, with a sub-limit of twenty per cent. (20%) for shares issued other than on a pro rata basis to shareholders.

Resolution No. 9B is to empower the Directors to offer and grant options and/or grant awards under the CapitaLand Share Option Plan, the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan, and to allot and issue shares pursuant to the exercise of such options and/or vesting of such awards, provided that the aggregate number of shares to be issued does not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.

Submitted by Lim Mei Yi, Company Secretary on 13/03/2002 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "INCREASE OF EQUITY IN SN RESOURCES, INC. AND SQ RESOURCES, INC."

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
15 March 2002

s: sss/sgx-annc/ascott/SN & SQ Resources.doc
15 Mar 02

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

INCREASE OF EQUITY IN SN RESOURCES, INC. AND SQ RESOURCES, INC.

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that :-

1. Increase and Re-structuring of Capital Stock of SN Resources, Inc.

SN Resources, Inc., an indirect associated company of the Company incorporated in the Philippines, has recently restructured its capital stock by increasing it from Php500,000 comprising 50,000 common stock at Php10 each to Php40,260,000 comprising 9,500 common stock at Php80 each and 500 preferred stock at Php79,000 each.

The Company holds a 40% interest in SN Resources, Inc. (comprising 20,000 common stock at par value of Php10 each prior to the capital re-structure) through The Ascott Hospitality Holdings Pte Ltd ("TAHHPL"), an indirect wholly-owned subsidiary of the Company. As a result of the change in par value of the capital stock of SN Resources, Inc., the 20,000 common stock at par value of Php10 each originally held by TAHHPL has been converted into 2,500 common stock at par value of Php80 each.

TAHHPL has subscribed for an additional 1,000 common stock at par value of Php80 each for a consideration of Php80,000, and 500 preferred stock at par value of Php79,000 each for a consideration of Php39,500,000 in SN Resources, Inc..

Consequent to the aforesaid changes, TAHHPL's shareholding in SN Resources, Inc. is now Php39,780,000 comprising 3,500 common stock at par value of Php80 each and 500 preferred stock at par value of Php79,000 each. The Company's interest in SN Resources, Inc. remains at 40%.

2. Increase of Capital Stock of SQ Resources, Inc.

SQ Resources, Inc., an indirect associated company of the Company incorporated in the Philippines, has increased its capital stock from Php500,000 comprising 50,000 common stock at Php10 each to Php100,000,000 comprising 10,000,000 common stock at Php10 each.

SN Resources, Inc. has a 65% interest in SQ Resources, Inc., which principal activities include owning and operation of Somerset Millennium, Makati .

SN Resources, Inc. has subscribed for an additional 3,217,500 common stock of Php10 each in SQ Resources, Inc., thereby increasing its shareholding in SQ Resources, Inc. from Php325,000 comprising 32,500 common stock at par value of Php10 each to Php32,500,000 comprising 3,250,000 common stock at par value of Php10 each.

The additional investments in SN Resources, Inc. and SQ Resources, Inc. were for the purpose of financing the purchase of serviced residence units in Somerset Millennium, Makati.

By Order of the Board
Chia Lee Meng
Company Secretary
15 March 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

DEREGISTRATION OF LAVISH STRATA SDN BHD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce, pursuant to Clause 905 of the SGX Listing Manual, that Lavish Strata Sdn Bhd ("Lavish Strata"), a dormant company incorporated in Malaysia, was deregistered by the Registrar of Companies, with effect from 23 January 2002.

Lavish Strata was a 60% subsidiary held by Opal Holdings Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand. The other 40% was held by UM Land Assets Sdn Bhd.

By Order of the Board

Lim Mei Yi
Company Secretary
15 March 2002

S : sec/SGXAnn/deregistration – lavish strata.doc
13 Mar 2002 (JLMS/june)

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED – "RAFFLES RENAMES FOUR LANDMARK HOTELS"

CapitaLand Limited's subsidiary, Raffles International Limited ("RIL"), has today issued a press release on the above matter. Attached RIL's press release is for information.

Lim Mei Yi
Company Secretary
18 March 2002

s: sec/sgx-annc/raffles/renaming of RIL's landmark hotels.doc
18Mar02 (JLMS/lln)

Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For More Information, please contact
Ms. Kang Bee Hua
Director, Group Communications
Raffles International Limited
Tel: 65-6430-1352
Fax: 65-6339-1173
Email: kang.beehua@raffles.com

RAFFLES RENAMES FOUR LANDMARK HOTELS

SINGAPORE, 17 March 2002 – Raffles International Limited (RIL) today announced that four of its landmark *Raffles* brand hotels – Hotel Vier Jahreszeiten Hamburg, Brown's Hotel London, Hotel Le Royal Phnom Penh and Grand Hotel d'Angkor Siem Reap – will bear the "Raffles" name from 18 March 2002.

They will be renamed Raffles Hotel Vier Jahreszeiten, Raffles Grand Hotel d'Angkor, Raffles Hotel Le Royal and Raffles Brown's Hotel. This is in line with RIL's strategy to consolidate the brand identity of its landmark and premium hotels and create stronger brand recognition and recall.

The renaming comes five years after the four hotels became wholly owned by Raffles Holdings Limited and managed by RIL.

Mr Richard Helfer, Chairman and Chief Executive Officer of RIL explains, "It is not our style to simply place our name on landmark properties without first earning the respect and acceptance of our stakeholders, which include guests and the community we operate in. Moreover, we would need to consider if this action fits in with our overall brand strategy." The time taken in renaming these four hotels reflects the emphasis Raffles International management places on values such as the ability to deliver on our brand promise, respect for history and heritage, and sensitivity to the community, Mr Helfer reinforces.

Those actions undertaken by RIL to elicit stakeholder consent include capital programmes ranging from restoration of the properties, opening of training centres in countries such as Cambodia, to involvement with community in supporting endeavours such as the arts and charity. Prestigious awards won by these hotels under RIL in the last five years bear witness to the industry and community's vote of confidence in its management.

Mr Helfer added, "We're mindful of the value of the past. By adding the Raffles name to the original names of these four hotels, we have now added a sublime detail and a stronger brand element that meld together a collection of distinctive properties that share similar attributes of timeless elegance, classic style and fine tradition."

The worldwide announcement of the name change will be augmented by direct mail, advertising and promotional activities, including contests. Other activities in the pipeline

to publicise this change include RIL-sponsored events at the International Tourisme Bourse (ITB) Show in Berlin, a major hospitality trade show for hotels and vendors of hospitality goods and services in Europe.

About Raffles International

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" and "Merchant Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world.

These include the legendary Raffles Hotel Singapore, Brown's Hotel London, Hotel Vier Jahreszeiten Hamburg, Raffles L'Ermitage Beverly Hills and Le Montreux Palace. Raffles International also operates *Amrita Spa*, the largest spa network in Asia and the SPAcademy, Singapore's premier spa education and skills training institute. The Raffles International Training Centres in Singapore and Phnom Penh offers training programmes for the hospitality and service industry.

About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in 33 destinations across the six continents of Asia, Europe, North America, South America, Australia and Africa. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

CapitaLand is one of the fastest growing listed property companies in Asia. CapitaLand's diversified big interests cover commercial and industrial buildings, residential, serviced residences, hotels and hospitality, property funds, real estate financials and property services. Headquartered in Singapore, the multinational company has property, hospitality and property related products and services spanning more than 50 cities.

FOR MORE INFORMATION, PLEASE CONTACT

Ms Kang Bee Hua

Director, Group Communications

Raffles International Limited

Tel: (65) 430 1352

Email: kang.beehua@raffles.com

Ms. Julee C. Cooke

Area Director, Marketing Communications

The Americas

Raffles International Hotels & Resorts

Tel: 1 954 447 2510

Email: julee.cooke@raffles.com

Ms. Beatrice Ganter

Director, Marketing Communications

Europe, Middle East & Mediterranean

Raffles International Hotels & Resorts

Tel: 41 1 893 1045

Email: beatrice.ganter@raffles.com

Proposed Issue of Convertible Bonds

Introduction

The Directors of CapitaLand Limited (" **CapitaLand** " or the " **Company** ") wish to announce that the Company proposes to issue bonds (the " **Convertible Bonds** ") convertible into new ordinary shares of S$1.00 each in the capital of the Company (" **New Shares** "). The Convertible Bonds are proposed to be placed with institutional investors and sophisticated investors. The Company has appointed J.P. Morgan Securities (S.E.A.) Limited (" **JPMorgan** ") as the sole bookrunner and lead manager of the issue of the Convertible Bonds (the " **Issue** ").

Details of the Issue

CapitaLand proposes to issue:

(a) approximately S$350 million principal amount of Convertible Bonds; and

(b) additional Convertible Bonds, pursuant to the exercise of an over-allotment option for up to an additional 15 per cent. of the principal amount of the Convertible Bonds to be issued.

The terms of the Convertible Bonds will be confirmed upon the pricing of the Issue, following the completion of a bookbuilding exercise by JPMorgan.

Pricing of the Convertible Bonds

Pricing of the Convertible Bonds is expected to take place on or about 21 March 2002. An announcement will be made by CapitaLand of the definitive terms of the Convertible Bonds following pricing.

Status of Convertible Bonds

The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Company, ranking *pari passu* without preference amongst themselves. The payment obligations of the Company under the Convertible Bonds will, save for certain specific exceptions and such exceptions as may be provided by applicable legislation, rank at least equally with all its other present and future unsecured and unsubordinated obligations.

Listing of Convertible Bonds

An application will be made to the Singapore Exchange Securities Trading Limited (the " **SGX-ST** ") for the listing of the Convertible Bonds and the New Shares. An application will also be made to the Luxembourg Stock Exchange ("**LSE**") for the listing of the Convertible Bonds.

Conditions

The issue of the Convertible Bonds is conditional upon, *inter alia*, the following:

(a) the approval of shareholders of the Company for the issue of the Convertible Bonds at an Extraordinary General Meeting to be convened (the "**EGM**");

(b) the approval in-principle of the SGX-ST for the listing of the Convertible Bonds and the New Shares; and

(c) the approval of the LSE for the listing of the Convertible Bonds.

Substantial Shareholders' Undertaking

Singapore Technologies Pte Ltd, the major shareholder of CapitaLand, which holds (directly or through its subsidiaries) an aggregate of approximately 60.6 per cent. of the issued ordinary shares of the Company, has undertaken to vote in favour of the Issue at the EGM.

Closing Date

The closing date for the Issue is expected to be on or about 3 May 2002.

Use of Proceeds

CapitaLand expects to use the proceeds of the Issue to refinance its existing borrowings and for working capital.

Financial Effects of the Issue

The financial effects of the Issue will depend on the terms of the Convertible Bonds and will be disclosed in the announcement to be issued by the Company following pricing of the Issue.

Interests of Directors and Substantial Shareholders

None of the Directors and substantial shareholders of the Company have any interest, direct or indirect, in the Issue.

By Order of the Board

Jessica Lum
Assistant Company Secretary

Singapore
20 March 2002

This announcement is not an offer of securities for sale in the United States or in Singapore. Securities may not be sold in the United States unless they are registered or are exempt from registration. CapitaLand does not intend to register any portion of this offering in the United States, in Singapore or elsewhere or to conduct a public offering in the United States or in Singapore.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in Canada, Japan or Australia. The information in this announcement does not constitute an offer of securities for sale in Canada, Japan or Australia.

Submitted by Jessica Lum, Assistant Company Secretary on 20/03/2002 to the SGX

CAPITALAND LIMITED

CONVERTIBLE BONDS DUE 2007

Please see attached announcement on the above matter.

Draft210302-1pm-FINAL.pc

Submitted by Jessica Lum, Assistant Company Secretary on 21/03/2002 to the SGX

CapitaLand Limited

(Incorporated in the Republic of Singapore)

CONVERTIBLE BONDS DUE 2007

Introduction

The Directors of CapitaLand Limited (the "**Company**") wish to announce that the Company has priced its offering (the "**Offer**") of convertible bonds due 2007 (the "**Convertible Bonds**"), which are convertible into new ordinary shares ("**New Shares**") of S$1.00 each in the capital of the Company. J.P. Morgan Securities (S.E.A.) Limited ("**JPMorgan**") is the sole bookrunner and lead manager of the Offer. The Convertible Bonds have been fully placed to institutional investors and sophisticated investors.

Principal Terms of the Convertible Bonds

The principal terms and conditions of the Convertible Bonds are summarised as follows:

Issue Size	:	S$380 million principal amount of Convertible Bonds (excluding the over-allotment option referred to below).
Over-allotment Option	:	An additional S$57 million principal amount of Convertible Bonds under a 30-day over-allotment option granted by the Company to JPMorgan.
Issue Price	:	100 per cent. of the principal amount of the Convertible Bonds.
Settlement and Payment	:	Subject to fulfilment of the conditions of the subscription agreement dated 21 March 2002 between the Company and JPMorgan, settlement and payment for the Convertible Bonds is expected to take place on 3 May 2002 in Singapore.
Interest	:	The Convertible Bonds will bear interest at the rate of 0.625 per cent. per annum.
Yield to Maturity	:	0.625 per cent. per annum.
Conversion Price	:	S$2.3358 for each New Share.
Conversion Premium	:	29 per cent. over the volume-weighted average of the transacted prices of the ordinary shares of the Company ("**Shares**") on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") from 9.00 a.m. to 12.30 p.m. on 21 March 2002.
Conversion Period	:	Convertible at the option of the holder, at any time from 3 June 2002 to 3 April 2007.
Status of the	:	The Convertible Bonds constitute direct, unsubordinated, unconditional

Convertible Bonds		and unsecured obligations of the Company and shall at all times rank *pari passu* without preference or priority amongst themselves. The payment obligations of the Company under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, rank at least equally with all its other present and future direct, unsubordinated, unconditional and unsecured obligations.
Status of the New Shares	:	The New Shares to be issued upon conversion of the Convertible Bonds when allotted and issued, will rank *pari passu* in all respects with the existing Shares as of the date of their issue, except for any dividend, rights or other distributions, the record date for which precedes the relevant conversion date of the Convertible Bonds.
Final Redemption	:	Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at 100 per cent. of their principal amount on the final redemption date.
Final Redemption Date	:	3 May 2007.
Redemption at the Option of the Investor	:	Holders of the Convertible Bonds may require the Company to repurchase all their Convertible Bonds at a price equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption, in any of the following situations: ▪ on 3 May 2005; ▪ a change of control of the Company; and ▪ delisting of the Shares.
Redemption at the Option of the Company	:	All or a portion of the Convertible Bonds may be redeemed by the Company from 3 May 2005 until the seventh business day preceding the final redemption date, if the closing price of the Shares (as quoted on the SGX-ST) over the prescribed period is at least 130 per cent. of the conversion price. The redemption price will be equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption.
Listing	:	Application will be made to list the Convertible Bonds on the Official List of the SGX-ST and the Luxembourg Stock Exchange.
Governing Law	:	English law.

New Shares

The number of New Shares to be allotted and issued by the Company, pursuant to the full conversion of the Convertible Bonds, is 162,685,161 (based on the conversion price of S$2.3358 and assuming

no adjustments to the conversion price). The 162,685,161 New Shares represent approximately 6.46 per cent. of the existing issued and paid-up share capital of the Company.

Use of Proceeds

The estimated net proceeds from the issue of the Convertible Bonds are approximately S$372.5 million.

The Company intends to use the proceeds to refinance its existing borrowings and for working capital.

Financial Effects of the Offer

In relation to the issue of the Convertible Bonds, the Company will be adopting the accounting treatment as prescribed by the Statement of Accounting Standards 32: Financial Instruments: Disclosure and Presentation issued by the Institute of Certified Public Accountants of Singapore. The proceeds from the issue of the Convertible Bonds would be allocated separately between the value of the Convertible Bonds and the value of the conversion right to the holders of the Convertible Bonds. The fair value of the conversion right will be recorded as a capital reserve and a discount on the Convertible Bonds. The aggregate discount on the Convertible Bonds would be amortised and charged to the profit and loss accounts of the Company, using the "effective interest rate" method over the five-year life of the Convertible Bonds. As and when the holders of the Convertible Bonds exercise their conversion rights to convert the Convertible Bonds into New Shares, the value of such conversion rights exercised standing to the credit of the capital reserve account would be transferred to the share premium account. Upon the expiry of the conversion rights, it is generally accepted that the balance of the capital reserve will become distributable reserves.

For purposes of illustration, the financial effects of the issue of the Convertible Bonds (excluding the over-allotment option), based on the audited financial statements of CapitaLand Limited and its subsidiaries (the "**Group**") and the Company as at 31 December 2001, on the share capital, net tangible assets, earnings and net gearing of the Group and the Company, are as follows:

(a) Share Capital

	The Group and the Company	
	Number of Shares '000	**Nominal Value S$'000**
Authorised share capital as at 31 December 2001	400,000,000	400,000,000
Issued and fully paid-up share capital as at 31 December 2001	2,517,350	2,517,350
Issued and fully paid-up share capital as at 31 December 2001, after the issue of the Convertible Bonds, but before any conversion of the Convertible Bonds	2,517,350	2,517,350

	The Group and the Company	
	Number of Shares '000	**Nominal Value S$'000**
Issued and fully paid-up share capital as at 31 December 2001, assuming full conversion of the Convertible Bonds #	2,680,035	2,680,035

The Convertible Bonds are convertible into New Shares and the number of New Shares to be issued is based on the conversion price of S$2.3358 per New Share. Based on the said conversion price, full conversion of the Convertible Bonds will result in 162,685,161 New Shares being issued.

(b) Net Tangible Assets ("NTA")

	Group S$'000	Company S$'000
NTA based on audited accounts as at 31 December 2001	5,964,503	4,948,583
Capital reserve arising on issuance of the Convertible Bonds	38,950	38,950
Estimated issue expenses	(7,500)	(7,500)
Adjusted NTA as at 31 December 2001 after the issue of the Convertible Bonds but before any conversion of the Convertible Bonds	5,995,953	4,980,033
NTA per Share (S$)		
Before the issue of the Convertible Bonds	2.37	1.97
After the issue of the Convertible Bonds	2.38	1.98

Upon conversion of the Convertible Bonds, the NTA of the Group and the Company will be increased by an amount equal to the principal amount of the Convertible Bonds converted.

Assuming full conversion of the Convertible Bonds, the effects on NTA and NTA per Share would be as follows:

	Group S$'000	Company S$'000
Adjusted NTA as at 31 December 2001	6,375,953	5,360,033
Adjusted NTA per Share (S$)	2.38	2.00

(c) Earnings

The issue of the Convertible Bonds will result in an annual interest expense of S$2,375,000 being incurred by the Company due to the interest payable on the Convertible Bonds and approximately S$7,790,000, being the annual amortisation of discount on the Convertible Bonds.

However, it should be noted that it is not possible to quantify the effect of the issue of the Convertible Bonds on the earnings of the Group and the Company until the proceeds of the issue of the Convertible Bonds have been deployed.

(d) Gearing

	Group S$'000	Company S$'000
Net borrowings as at 31 December 2001	6,888,958	1,942,106
Decrease in net borrowings resulting from the issue of the Convertible Bonds	31,450	31,450
Adjusted net borrowings as at 31 December 2001, after the issue of the Convertible Bonds but before any conversion of the Convertible Bonds	6,857,508	1,910,656
Shareholders' funds as at 31 December 2001	7,886,002	4,948,583
Capital reserve arising from the issuance of the Convertible Bonds	38,950	38,950
Estimated issue expenses	(7,500)	(7,500)
Adjusted shareholders' funds as at 31 December 2001, after the issue of the Convertible Bonds but before any conversion of the Convertible Bonds	7,917,452	4,980,033
Gearing (number of times)		
As at 31 December 2001	0.87	0.39
After the issue of the Convertible Bonds	0.87	0.38

Upon conversion of the Convertible Bonds, the borrowings of the Group and the Company will be reduced by the carrying value of the Convertible Bonds converted. The carrying value of the Convertible Bonds converted is the value of the Convertible Bonds at inception and the accumulated amortisation of the discount up to the date of conversion. The shareholders'

funds of the Group and the Company will be increased by an amount equivalent to the principal amount of the Convertible Bonds converted. The gearing of the Group and Company will change accordingly.

Assuming full conversion of the Convertible Bonds, the effect on the gearing of the Group and the Company would be as follows:

	Group S$'000	Company S$'000
Adjusted net borrowings as at 31 December 2001 assuming full conversion of the Convertible Bonds	6,516,458	1,569,606
Adjusted shareholders' funds as at 31 December 2001 assuming full conversion of the Convertible Bonds	8,297,452	5,360,033
Gearing (number of times)	0.79	0.29

Note: For the purposes of the above, the expression "gearing" means the ratio of net borrowings to shareholders' funds. The expression "net borrowings" means the aggregate amount of interest bearing debt and net of cash and fixed deposit balances. The expression "shareholders' funds" means the aggregate of the issued and paid-up share capital, reserves and minority interests.

By Order of the Board

Jessica Lum
Assistant Company Secretary

Singapore
21 March 2002

This announcement is not an offer of securities for sale in the United States or in Singapore. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States, in Singapore or elsewhere or to conduct a public offering in the United States or in Singapore.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in Canada, Japan or Australia. The information in this announcement does not constitute an offer of securities for sale in Canada, Japan or Australia.

CapitaLand
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED – "RAFFLES INTERNATIONAL CLINCHES TWIN TURKISH DEALS"

CapitaLand Limited's subsidiary, Raffles International Limited ("RIL"), has issued a news release on 21 March 2002 on the above matter. Attached RIL's news release is for information.

Jessica Lum
Assistant Company Secretary
22 March 2002

s: ses/sgx-annc/raffles/sealing 2 hotel mgt contracts in Turkey.doc
22Mar02 (JLMS/tin)

Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For More Information, please contact:
Ms. Kang Bee Hua
Director, Group Communications
Raffles International Limited
Tel: 65-6430-1352
Fax: 65-6339-1713
Email: **kang.beehua@raffles.com**

Raffles International Clinches Twin Turkish Deals

SINGAPORE, 21 March 2002. Raffles International Ltd (RIL) is pleased to announce that it has signed agreements to manage two deluxe hotels in Turkey in the cities of Izmir and Bursa. The sealing of the contracts for the two hotels owned by the Pension Fund of the Republic of Turkey translates into an increase of 527 rooms to RIL's current portfolio. These two hotels, currently The Hotel Celik Palas in Bursa and The Grand Hotel Efes in Izmir are undergoing extensive redevelopment, and will be re-launched in 24 months. The hotels will be renamed and managed as Swissôtel Bursa - The Celik Palas and Swissôtel Izmir - The Grand Hotel Efes.

Mr Richard Helfer, Chairman & Chief Executive Officer of RIL says, "The addition of these two hotel management contracts fits in with our strategic thrusts of increasing global reach and enhancing brand equity through increased focus on management contracts. These new management agreements present us with an excellent opportunity to further increase the

recognition of the Swissôtel brand, as well as the master brand of Raffles International in Turkey and the neighbouring Mediterranean countries.

The World Travel & Tourism Council has projected Turkey to be the leading tourist destination in the next 10 years, with tourism growing at more than double the rate of the rest of the world.

"Raffles International (RIL) currently manages two hotels in Turkey, namely, the Swissôtel Istanbul - The Bosphorus and Swissôtel Göcek. Hence, we have strong knowledge of the hotel market and the operating environment in Turkey. Swissôtel Istanbul - The Bosphorus has been operating for 10 years, and since its opening in 1991, has been a market leader in the city. The addition of these two new hotels will enable RIL to tap on synergies in operations which arise from regional aggregation and purchasing, shared services in finance, administration, human resource management and regional reservations, sales and marketing." says Mr Richard Helfer, Chairman & Chief Executive Officer of RIL. With 17 hotels in operation and due for opening in The Mediterranean and European regions, RIL is well poised to further strengthen and consolidate its presence in these fast growing tourism markets.

Mr Naci Yatbaz, General Manager & Chief Executive Officer of the Pension Fund of The Republic of Turkey says, "Raffles International (RIL) has hotels in 33 destinations, including proven track record of operating successful hotels in Europe and the Mediterranean. We are pleased to note that a good number of RIL managed hotels world-wide and in these regions are rated among the world's top hotels, such as Swissôtel Istanbul, The Bosphorus, Raffles Hotel Vier Jahreszeiten and Le Montreux Palace. We are indeed very pleased to be a partner of a well-respected international hotel chain."

Swissôtel Bursa - The Celik Palas

Located in the city of Bursa, southeast of the Sea of Marmara, The Hotel Celik Palas originally opened in 1975. The hotel is currently under construction and expected to re-open as Swissôtel Bursa - The Celik Palas in 24 months' time.

The city of Bursa lies on the lower slopes of Uludag on Mt Olympos of Mysia, one of the most important ski resorts in Turkey. Known as the Green Bursa, the city is filled with gardens and parks. It is also the centre of an important regional fruit market. Bursa is famous for its silk trade, towel manufacture and thermal springs. It also plays an important role in the Turkish economy with its strong positioning in car manufacturing (Renault, Peugeot, Ford, Toyota), machinery, textile and food industries. With 27 archaeological, cultural and civic monuments, the former capital of the Ottoman Empire - Bursa is one of the most important cities and meeting places for explorers and historians. The hotel's 174 rooms and suites overlook the green city of Bursa and the botanic gardens. Within walking distance from the city centre, the hotel will feature an Amrita Spa incorporating a thermal water pool and a traditional Turkish bath. In addition, it has a congress parlour for 100 persons, three meeting rooms and an open amphitheatre for 250 people. The inter-connecting meeting rooms have a combined capacity of 1,000 persons.

Swissôtel Izmir - The Grand Hotel Efes

The 353-room hotel is prominently located in the heart of Izmir in a lush garden, overlooking the Corniche (the equivalent of the Promenade des Anglais in Nice) on the Aegean Sea. It is an important social gathering place of the city and has become an icon of Izmir through the years. The hotel is within walking distance from the Archaeological Museum and the commercial centre of the main Izmir Cultural Park where the International Izmir Fair takes place each August and September.

As the second largest harbour in Turkey, Izmir has enjoyed significant increase in trade activities since the establishment of the Aegean Free Zone several years ago. The first luxury hotel to be opened in Izmir in 1964, The Grand Hotel Efes is sited in the hub of commerce. The Izmir Efes Convention Centre, located adjacent to the hotel, and operational since 1995, will also be managed by RIL. To be re-launched as the Swissôtel Izmir - The Grand Hotel Efes, this landmark hotel will feature RIL's signature Amrita Spa, inclusive of a Turkish bath, saunas, an Olympic-sized indoor swimming pool, as well as an outdoor swimming pool. It will also have 14 meeting and banquet rooms with a combined capacity of 1,500 persons for indoor functions and a capacity of 3,000 persons for outdoor functions. The fully renovated Conference Centre will feature an auditorium for 1,550 people.

<u>About Raffles International</u>

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" and "Merchant Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world.

These include the legendary Raffles Hotel Singapore, Brown's Hotel London, Hotel Vier Jahreszeiten Hamburg, Raffles L'Ermitage Beverly Hills and Le Montreux Palace. Raffles

International also operates Amrita Spa, the largest spa network in Asia and the SPAcademy, Singapore's premier spa education and skills training institute. The Raffles International Training Centres in Singapore and Phnom Penh offers training programmes for the hospitality and service industry.

About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in 33 destinations across the six continents of Asia, Europe, North America, South America, Australia and Africa. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

CapitaLand is one of the fastest growing listed property companies in Asia. CapitaLand's diversified big interests cover commercial and industrial buildings, residential, serviced residences, hotels and hospitality, property funds, real estate financials and property services. Headquartered in Singapore, the multinational company has property, hospitality and property related products and services spanning more than 50 cities.

FOR MORE INFORMATION, PLEASE CONTACT

Ms Kang Bee Hua

Director, Group Communications

Raffles International Limited

Tel: (65) 6430 – 1352

Email: kang.beehua@raffles.com

Ms Beatrice Ganter

Director, Marketing Communications

Europe, Middle East & The Mediterranean

Raffles International Hotels & Resorts

Tel: 41 1 893 1045

Email: beatrice.ganter@raffles.com